SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G (Rule 13d-102) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No. 9)*
DOUGLAS EMMETT, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
25960P 10 9
(CUSIP Number)
August 22, 2016
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-l(b) ☐ Rule 13d-l(c) ☒ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25960P 10 9	Page 2 of 6 pages

1		Names of Reporting Persons Dan A. Emmett

2		Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions)(b) ☐
3		SEC Use Only
4 Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,968,418
	6	Shared Voting Power 380,380
	7	Sole Dispositive Power 6,968,418
	8	Shared Dispositive Power 380,380
9		Aggregate Amount Beneficially Owned by Each Reporting Person 7,348,798*
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row (9) 4.71%
12		Type of Reporting Person (See Instructions) IN

(*) Reporting Person disclaims beneficial ownership of the following shares of common stock of Issuer ("Shares") and partnership common units ("OP Units") of Douglas Emmett Properties, LP, a Delaware limited partnership, of which the Issuer is the general partner and which upon the occurrence of certain events are redeemable for an equivalent number of Shares: 750,850 Shares owned by the Emmett Foundation, a California tax-exempt charitable organization; 72,000 Shares owned by certain trusts f/b/o Reporting Person's children of which the Reporting Person is a trustee; 810,126 OP Units owned by trusts for the Reporting Person’s spouse and children; and except to the extent of his pecuniary interest therein, 97,288 OP Units owned by Rivermouth Partners, a California limited partnership.

CUSIP No.	25960P 10 9	Page 3 of 6 pages

Item 1(a).	Name of Issuer:
Douglas Emmett, Inc.
Item 1(b).    Address of Issuer's Principal Executive Offices:
808 Wilshire Boulevard
Suite 200
Santa Monica, CA 90401
Item 2(a).    Name of Persons Filing:
Dan A. Emmett
Item 2(b).    Address of Principal Business Office or, if none, Residence:
808 Wilshire Boulevard
Suite 200
Santa Monica, CA 90401
Item 2(c).    Citizenship:
USA
Item 2(d).    Title of Class of Securities:
Common Stock
Item 2(e).    CUSIP Number:
25960P 10 9
Item 3.    If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)    ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)    ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)    ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)    ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)    ☐ An investment adviser in accordance with § 240.13d-l(b)(l)(ii)(E);
(f)    ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-l(b)(l)(ii)(F);
(g)    ☐ A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);
(h)    ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)    ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)    ☐ A non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J);
(k)    ☐ Group, in accordance with § 240.13d-l(b)(l)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J), please specify the type of institution:

CUSIP No.	25960P 10 9	Page 4 of 6 pages

Item 4.Ownership.
(a) Number of shares beneficially owned by Reporting Person:7,348,798
(i) An aggregate of 2,527,140 shares of common stock ("Shares") of which (i) 1,664,290 Shares are held by the Dan A. Emmett Revocable Living Trust; (ii) 40,000 Shares are held by Rivermouth Partners, a California limited partnership ("Rivermouth"), of which the Reporting Person has voting and dispositive power but disclaims beneficial ownership except to the extent of his pecuniary interest therein; (iii) 750,850 Shares are held by the Emmett Foundation, a California tax-exempt charitable organization, of which the Reporting Person is president with voting and dispositive power but disclaims beneficial ownership; and (iv) 72,000 Shares are held by certain trusts f/b/o the Reporting Person's children of which the Reporting Person is a trustee and has voting and dispositive power but disclaims beneficial ownership.
(ii) An aggregate of 4,750,188 partnership common units ("OP Units") of Douglas Emmett Properties, LP, a Delaware limited partnership (the "Operating Partnership"), of which (1) 810,126 OP Units are owned by trusts f/b/o the Reporting Person’s spouse and children, of which the Reporting Person is a trustee and has voting and dispositive power but disclaims beneficial ownership, and (2) 97,288 OP Units are owned by Rivermouth. Issuer is the sole stockholder of the general partner of the Operating Partnership. Upon the occurrence of certain events, OP Units and LTIPs (defined below) are redeemable and may be exchanged without consideration by the holder for an equivalent number of Shares or the cash value of such Shares, at Issuer's option.
(iii) An aggregate of 70,121 employee stock options to purchase common stock of Issuer, which are fully vested and exercisable within 60 days.
(iv) An aggregate of 1,349 long term incentive plan units ("LTIPs") of the Operating Partnership, which are or within 60 days will be vested and, upon the occurrence of certain events, are exchangeable for OP Units.
(b) Percent of class:4.71%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 6,968,418
(ii) Shared power to vote or to direct the vote 380,380
(iii) Sole power to dispose or to direct the disposition of 6,968,418
(iv) Shared power to dispose or to direct the disposition of 380,380

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable.

CUSIP No.	25960P 10 9	Page 5 of 6 pages

Item 8. Identification and Classification of Members of the Group Not applicable.

Item 9. Notice of Dissolution of Group Not applicable.

Item 10.Certification Not applicable.

CUSIP No.	25960P 10 9	Page 6 of 6 pages

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 19, 2016
Date
/s/ Dan A. Emmett
Signature
Dan A. Emmett
Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)